Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

QIAGEN-Digene Emplpoyee Conference Call

June 4, 2007

11:00 a.m. ET

OPERATOR: Good morning. My name is Elsa (ph) and I will be your conference operator today. At this time, I would like to welcome everyone the QIAGEN employee conference call to discuss the merger announced yesterday. At this time, all lines have been placed on mute to prevent any background noise. I would now like to turn the call over to QIAGEN’s CEO, Peer Schatz. Please go ahead sir.

PEER SCHATZ, CHIEF EXECUTIVE OFFICER, QIAGEN: Yes, hello and welcome to our conference call here. We’ll be followed up by a Q&A session that we’ll hold a little bit later on in a separate setting. But, I’m really excited to be here and be able to share this information with you which is putting our company into a very strong and exciting new position with many years of growth into the future.

Now, this has been a highly complex and also regulated transaction. So, I’m afraid our lawyers advised us that we have to introduce a small legal section into this presentation as other people might be hearing in and also our shareholders. So, I’d like to hand it over to Meg (ph). And, I’m sure she’s going to do a great job and not boring you too much with this language.

MEG (ph), QIAGEN: Thank you Peer. Remarks that we make during this call about future expectations, plans, and prospects may include forward-looking statements. These statements may include but are not limited to statements concerning the financial conditions, results of operations, and businesses of QIAGEN and Digene, and the benefits expected to result from the contemplated transaction and are based on management’s current expectations and estimates.

There are risks and uncertainties that cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. As a result of various important factors, including those that are discussed in the QIAGEN and Digene’s most recent filings with the SEC and the risks related to the transaction itself. Please refer to those filings which are publicly available on the SEC’s website for a full description of those factors.

I’d now like to turn the call back over to Peer.

PEER SCHATZ: OK. Sorry about that. But, you know this is just a very exciting day for QIAGEN. We, yesterday, announced the acquisition and merger with Digene. We’re creating a combination of both companies which immediately brings us into a market and technology leading position in sample and acid (ph) technologies in molecular diagnostics.

The deal was approved unanimously by both boards of directors of both companies. And pursuant to that deal, we will be acquiring 100 percent of Digene’s outstanding shares for $1.6 billion which is 55 percent financed with cash and 45 percent in stock. What is very important for you all to know is this deal was very conservatively financed. And, the financial position of QIAGEN following this transaction is pretty much similar to what we had going into this transaction. So, we can act like a leader and grow like a leader and move aggressively on new opportunities also in the future.

This strategic transaction combines our leading portfolio of sample and acid (ph) technologies with – here we see energy. That was Digene’s code name during the transaction – with Digene’s leadership in HPV and cancer targeted molecular diagnostics. This transaction creates a global leader with over $350 million U.S. in sales and molecular diagnostics and over actually $800 million overall in 2008. As of this transaction, we’ll have about 2,600 employees.

Looking at the next slide, slide three, just a short overview of QIAGEN – obviously, we all know very well. Digene is a company that was founded in 1987. They’re located in Gabrieburg (ph) which is really just around the corner here in Germantown (ph) right next to our facilities. It has about 570 employees and is listed on the NASDAQ stock market. It has sales of $178 million in 2006 but growing very rapidly. As you see on the left-hand side, the growth rate was an average 32 percent with similar growth rates expected into the future.

Now, why are we doing this? On the next slide, slide five, Digene’s highly focused strategy in molecular diagnostics is just a great fit with QIAGEN. We can take our leadership and sample and acid (ph) technologies and put that into one of the most exciting areas of molecular diagnostics. We’re selling to the same customers. We have comparable superb brands and reputations in what we do. And, HPV testing is a molecular testing area where sample and acid (ph) technologies are required to test for a virus that can cause cervical cancer.

Digene has absolutely pioneered testing in this area and today holds a remarkably strong position in terms of intellectual property but also in terms of the presence in regulatory franchise that they have created in HPV testing are just standing out in a very unique way.

The combination gives us an enhanced growth profile. We’re going to over 15 percent organic growth rate going forward with over 20 percent earnings growth; an extremely strong company with a very significant franchise in what is expected to be one of the strongest areas in molecular diagnostics.

Let me hand it over to Daryl Faulkner, Digene’s CEO, to describe what his motivation was to enter into this transaction and to work with us on a better future.

DARYL FAULKNER, CHIEF EXECUTIVE OFFICER, DIGENE: Thanks Peer. Before I answer the question of why this makes a lot of sense for Digene, let me say that I know the QIAGEN franchise. I have been in the life sciences industry myself for a lot of years, eight years with Invitrogen. I think we considered ourselves somewhat of a competitor in some ways. But, I know the QIAGEN company and have a great deal of respect for – and believe that this is a tremendous combination that can only have a lot of upside for both companies.

But, why would Digene do this? First of all, obviously the financial reasons are listed here as a significant premium to the shareholders for the price today. There’s a nice upside, I believe, in the future of this company with the synergies that we can produce (ph) and the way we can grow in our space and the fact that you put our companies together and we can leverage our investment in a way that we can grow faster.

And, some of the ways are listed here that really do augment what we need from a Digene standpoint in terms of instrumentation, in terms of a broad menu of capabilities, and in terms of a global footprint which QIAGEN has and I believe we can take advantage of fairly quickly by putting our industry-leading product in more places in the world. And so, I’m very pleased to think about the possibilities of how these companies might work together.

PEER SCHATZ: Yes, if you look at slide seven you see a short comparison of the various pieces that combine very, very uniquely into a joint entity. On the left-hand side QIAGEN about $512 million in sales using the first quarter of this year multiplying it times four and Digene about $210 million in sales. Our sales in molecular diagnostics are approximately 30 percent of our overall sales base, about $150 million, and Digene has all of their sales in molecular diagnostics.

Our sales strength is global. And, Digene has done a formidable job in the United States, has a very deep penetration, but is currently rolling out internationally and just in the process of doing that. Our sales force in molecular diagnostics is about 120 in size and Digene’s is 150. The sales force target in molecular diagnostics – we go to clinical laboratories and so does Digene. And, we actually very often see each other in the field in front of customers. We currently do not compete. We do not have an HPV product. It’s a very synergistic combination between our sales forces to create an even stronger presence.

Digene also sales, however, directly to physicians by educating physicians how important HPV testing is. HPV testing is the clear franchise of Digene. It is an extremely important area, a market potential with north of a billion dollars in sales potential and with a lot of runway in front of it in terms of growth opportunity. And, this links very nicely with our broad portfolio of molecular diagnostic tests that we have in virology, microbiology, genetic, and pharmacogenetic assays.

The technology portfolio that we have is very strong. In sample and acid (ph) technologies we’ve worked extremely hard to create an absolute technology leading position with a tremendous innovation pipeline for the years to come. And, this is something that we think we can lend very well to Digene to create next generation platforms around their proprietary hybrid capture (ph) technology but also using some of our next generation sample and acid (ph) technologies.

Our operations are in the United States, Germany, Switzerland, and China and a lot of other subsidiaries and activities throughout the world. And, their primary manufacturing and operating entity is in the United States, as I said, just very nearby to where Daryl and I are currently. We have just shy of 2,000 employees and Digene about 570.

Turning to the next slide, you see how complementary the two companies are in terms of the product groups. We actually have a very similar mix in terms of consumables and instruments and that will not change significantly. The customer groups are very similar as well. As again – again, we sell basically to the same customer segments. Digene, however, sells uniquely and exclusively to molecular diagnostics. And so therefore, in the combination molecular diagnostics will be 48 percent of our sales, research 27 percent, pharma 17, and applied testing eight.

And due to the very strong focus on North America at Digene, North America will grow to 52 percent in the combination. And, we see a tremendous growth opportunity for the HPV franchise also outside North America.

Now, let me turn over to Daryl to explain to you what Digene does and why this is so tremendously important what Digene has built and how it is contributing to healthcare.

DARYL FAULKNER: If you look at slide nine, Digene is clearly a leader in the area of – in an area of women’s health. Our leadership stems from really the strength we have in molecular diagnostics and specifically around the test for the Human Papilloma Virus. A few years ago nobody knew what HPV was. And now, there’s almost no one who doesn’t know what it is. and, I give Digene a great deal of credit long before the vaccines came on the scene for educating the public and for creating awareness around this important vector as associated with creating a disease.

What’s important about Digene test is, thus far, it is the only FDA approved test for testing for the presence of HPV. The company has exclusive intellectual property positions for the key high-risk types. There are 13 or so high-risk types associated with this disease out of more than 70 identified. And with those two things, they’ve been able to put together a strong regulatory position to get products through the FDA and products that have great clinical sensitivity and efficacy.

The portfolio we have also includes some other diagnostic tests for Chlamydia, gonorrhea, and some blood viruses such as hepatitis B, and CMV (ph). One important thing is the proprietary hybrid capture (ph) technology is one that allows this test to be done in almost any lab around the world, and thus, we do – although we are much smaller, we are selling products in roughly four countries – 40 countries worldwide.

If you look at slide 10, it gives you just a little more information about cervical cancer which is caused by the Human Papilloma Virus. The striking thing is that this is the number two cancer in women worldwide. And, there are almost 500,000 cases and more than 230,000 deaths every year from this cancer. In the U.S. where we have advanced screening practices, there’s still 10,000 cases a year and more than 4,000 deaths. The statistics would indicate that one woman dies every two minutes of cervical cancer.

And, HPV is the proven cause of this. And, what is striking about this is because we understand that and the treatments are so effective that this is a disease that we could actually – a cancer that we could actually stop in its tracks and eradicated from the face of the earth. And with all of the tools that we now have available, and it certainly is a challenge that I think the company will take going forward – and yet the pool of eligible candidates to be screened is – even though it’s big, the total amount of – number of candidates that are being screened is still very small, even in the U.S. Probably 22 percent of the market is penetrated and in other parts of the world it’s much less.

One last thing, and that is this product is really now becoming the standard of care for the detection of and pre-detection of the virus that is the cause of cervical cancer. And, I think that will be the case for many years to come.

PEER SCHATZ: OK. Turning to slide 12 – 11 sorry, vaccines. Now, we all know that vaccines are extremely important. And, we all know that QIAGEN was instrumental in developing – helping Merck, for instance, develop the vaccines but also other vaccine companies.

Now, how does this play with testing? We actually think it’s a tremendously positive impact because the vaccines are creating awareness for the importance of HPV testing. In addition, the vaccines as we know only target a limited number of high-risk viruses, actually two in the case of gardensill (ph), the Merck vaccine. And therefore, testing and vaccination go hand-in-hand. And, we see the fact that vaccine companies are promoting the use of – promoting protection against HPV as also a tremendous benefit for testing for the HPV virus.

Now on slide 12, you see where we are today and how this fits together with the strategy that, for the first time, I rolled out to you in early 2004. We said back then that we want to standardize and go for absolute market leadership. We sold off businesses. We focused on what we know best, sample and acid (ph) technologies. We created additional functionality around that core capability. We have a tremendous capability in Protelmix (ph). We have tremendous capabilities around different types of sample and acid (ph) technologies. And, we took that core capability to all customer segments where sample and acid (ph) technologies are required.

Let me give you this example on the basis of – an example on the basis of HPV. We were there when researchers and universities did their research on the virus. We were there when Merck developed a vaccine that used our molecular sample and acid (ph) technologies to test their patients on the virus. And, we are there as now molecular testing is becoming a substantial benefit to healthcare into the future.

It’s such an important task that we are on. Every two minutes a woman dies of cervical cancer. And, we can contribute to limiting the extent in which cervical cancer is causing these tremendous grievances. And, we can also make improvements in life possible with our sample and acid (ph) technologies now in HPV testing.

On the next slide, you see that we have focused on sample and acid (ph) technologies in all market segments in which we supply our sample and acid (ph) technologies. We are now a market leader. We are a market leader in supplying sample and acid (ph) technologies into academia. We are a market leader in supplying our sample and acid (ph) technologies into pharma. We are a market leader in supplying our sample and acid (ph) technologies into applied testing. And, we’re a market leader in supplying our sample and acid (ph) technologies into molecular diagnostics.

This is important. This is the commitment that we have. We have to act and behave like a market leader. If innovation comes from somewhere, people expect it to come from us. We have to drive the market. We have to be the innovators. We have to be the people who are driving the market to the benefit of our customers.

Now, we have had a longstanding relationship with Digene as especially our folks in (INAUDIBLE) know. For more than 10 years, we have been supplying Digene with automation platforms that we co-developed and are now selling – that Digene is selling very successfully into the market. It’s an FDA listed product. And, Digene is marketing it, as I said. And, we have a number of next generation platform programs that we can embark on going forward – a very similar culture – focus, excellence, and partnership.

And, what is so unique and such a coincidence and will be a tremendous help in the integration going forward is that we’re so close to each other in Maryland. On slide 15, you see a snapshot from Google Earth. You see the two companies are only about 2.8 miles, or about four kilometers, apart and they share basically the same communities. And, we have a lot of people who know people at Digene and vice versa. It’s a company that employees tremendously like to work at. It has a very positive work environment, like we here at QIAGEN have been able to achieve. So, we think the integration will go very well.

It’s a 12-monht process that we’ve planned. On slide 16 you see that. It’s a well-defined process. We’ve worked very intensely on it. And, this integration is about growth. The companies are growing so rapidly. Digene is growing over 30 percent. We can grow expenses a little bit slower than anticipated and use the infrastructure that we have here to capture the growth going forward. And, this should allow us to utilize that strength, also to the benefit of our profitability and also to the benefit of all of us in terms of what we can spend on research and development and other infrastructure activities.

Now on slide 17, you see how we organized this PMI, or this post-merger integration process. There are four phases. In the first phase which ended yesterday basically, there was a tremendous amount of work that we put into preparing this transaction. As you saw, as of today there was a live website – there was an intranet. There are documents available, frequently asked questions. We have communications that went out to shareholders. We have communications that went out to customers, to suppliers. We have the complete communication network set up to ensure that everybody knows exactly why we’re doing this and where this is going.

Over the course of the next two months, we’re required to act as separate and independent companies. That’s a legal requirement. We do have certain interactions that will help us move into the integration process. They are tightly coordinated by the integration office that is headed by Ike Agreese (ph) and I’ll get to that in a minute. And, starting after the closing, which we expect in August or September, at that time this is definitive then and we will be a merged entity. Then, the integration will actually start. And, we’ll do that very aggressively. And over a short period of time, we expect to integrate the company and then measure our results in June of 2008.

And, that you see on the next slide – what is important there is that we have well planned the resources to be able to do this and are willing to invest in a very successful integration. This is an extremely important project for us as a company. We have gotten extremely good at integrating companies. I’m very proud of all of you for having achieved that capability. And, this is clearly a process that is well prepared. And, I think we’ll do a tremendous job in this integration.

The structure for the integration is on page 19. You see that there will be a steering committee co-headed by Peer Schatz and Daryl Faulkner. And, the project team will be headed by you know a joint team from both Digene employees and QIAGEN employees. Thomas (ph) and Doug (ph) will be heading it from our side and Doug Wipes (ph) and Joe Slattery will be heading it from Digene’s side. The work packages that are defined in functional, business, and special projects that are being defined and rolled out at a given time by the integration office. So, you see here the roles and responsibilities are well set out.

On the next slide, I don’t have to introduce you to that gentleman. Doug Lu (ph) we all know very well. Doug White (ph) is a great talent at Digene who joined in 2003 and it’s a very similar track record to Doug Lu (ph). And, they’re actually very good friends from a number of different jobs that they had in the past. Joe Slattery is the Chief Financial Officer, on the next page on slide 22. He joined Digene in 1996 and he knows every single corner of this company. So, he’s a – he’s a great addition to our integration effort. Thomas (ph), on the next slide, you know very well. And, I’m excited to have his experience, which he accumulated in many, many integrations in the past, co-heading this effort.

So to summarize, on slide 24, this is an exciting day for our company. It’s a day in which we’ve achieved a very important milestone, market leadership in all segments that we serve in sample and acid (ph) technologies. We have a phenomenal franchise, now party of QIAGEN, that allows us to make a real difference going forward. With HPV testing, we not only have a growth engine for our molecular diagnostics strategy but one which can make a real difference in healthcare.

We’re creating a new leader in molecular diagnostic with broad synergies in technology content, sales and marketing channels, and infrastructure. No changes in staffing are planned at QIAGEN other than growth. So, this is about growth. We expect going forward to have a very strong growth, and as I said before, north of 15 percent organically. And, you know this is a tremendous opportunity to take the company into a new size.

It’s also a great opportunity, this growth and strength, for new careers. And, we want to make QIAGEN an even better place to be. New careers opportunities emerge in larger and fast-growing organizations. And, we want to make this the very promising proposition (ph) to all of you here working at our company.

It’s an excellent basis for future growth. So, this is not something that has a limited life span. This is a tremendous strategic expansion that allows us many years of growth to come, and after that, additions of new strategic opportunities that can drive the company for as long as anybody can see.

With that, I’d like to summarize this part of the presentation. We’re going to go now downstairs and start opening up for questions and answers. Thanks and see you in a few seconds. Bye-bye.

OPERATOR: Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time.

END

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of QIAGEN’s products, the timing of the completion of the transaction between QIAGEN and Digene, the anticipated benefits of the business combination transaction involving QIAGEN and Digene, including future financial and operating results, the expected financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. QIAGEN and Digene caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. The combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.

Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.